CUSIP No. 292659109                  13D                       Page 1 of 8 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                              (Amendment No. 3)(1)

                         Energy Conversion Devices, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    292659109
                                 (CUSIP Number)

                                 Mr. Yuji Inoue
                       General Manager of Finance Division
                                   Canon Inc.
                            30-2, Shimomaruko 3-chome
                                     Ohta-ku
                              Tokyo 146-8501, Japan
                        Telephone No.: 011-81-3-3758-2111

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 23, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7, for other parties to whom copies are to be sent.

                         (continued on following pages)
                              (page 1 of 8 pages)


--------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 292659109                  13D                       Page 2 of 8 Pages

--------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Canon Inc.

                  No I.R.S. identification no. (non-U.S. entity)

--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3.  SEC USE ONLY

--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
                  OO
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    |_|

--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
                  Japan
--------------------------------------------------------------------------------
        NUMBER OF               7.  SOLE VOTING POWER
         SHARES                                   857,905
       BENEFICIALLY             8.  SHARED VOTING POWER
         OWNED BY                                 0
          EACH                  9.  SOLE DISPOSITIVE POWER
        REPORTING                                 857,905
       PERSON WITH             10.  SHARED DISPOSITIVE POWER
                                                  0
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  857,905 shares
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |_|
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  4.6%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
                  CO
--------------------------------------------------------------------------------

CUSIP No. 292659109                  13D                       Page 3 of 8 Pages


     Canon Inc. ("Canon") hereby amends and supplements its report on Schedule 13D, originally filed on April 21, 2000 (the "Schedule 13D") with respect to the purchase of the common stock, par value $.01 (the "Common Stock"), of Energy Conversion Devices, Inc. (the "Issuer).

Cover Page.

     The responses set forth in disclosure items 7, 9, 11 and 13 of the Schedule 13D cover page are hereby amended and restated as follows:

     (7)  857,905

     (9)  857,905

     (11) 857,905 shares

     (13) 4.6%

Item 2.   Identity and Background

     Exhibit A to the Schedule 13D is hereby deleted in its entirety and replaced with the Exhibit A attached to this Amendment No. 3. All statements made in the Schedule 13D regarding the persons listed on Exhibit A are hereby incorporated by reference and made with respect to the persons listed on Exhibit A attached to this Amendment No. 3.

Item 4.    Purpose of the Transaction

     The response set forth in Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     Canon acquired its shares of Common Stock pursuant to the Purchase Agreement for investment purposes in connection with its divestiture of the USSC Shares. Canon does not seek to exercise control over the Issuer through its ownership of Common Stock. An employee of a U.S. subsidiary of Canon served on the Board of Directors of the Issuer until October 27, 2000. There are no agreements or understandings with the Issuer or any of the holders of its Common Stock obligating the Issuer or any holder representation of Canon on the Board. Canon will, from time to time, continue to dispose of the shares of Common Stock still held by it based on future market conditions and other relevant factors.

Item 5.   Interest in Securities of the Issuer

     The response set forth in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     (a) As of the date of this Amendment No. 3, Canon beneficially owns 857,905 shares of Common Stock, constituting approximately 4.6% of the outstanding shares of Common Stock, based on the Issuer's Form 10-Q for the period ended December 31, 2000. To the best of

CUSIP No. 292659109                  13D                       Page 4 of 8 Pages


Canon's knowledge, none of the individuals listed in Exhibit A beneficially own any shares of Common Stock.

     (b) Canon has sole power to vote the 857,905 shares of Common Stock beneficially owned by it.

     (c) Canon acquired 700,000 shares of Common Stock on April 11, 2000 as disclosed pursuant to Item 3 above. On the dates set forth in Exhibit C, Canon sold the number of shares of Common Stock at the price per share set forth opposite the respective date. With the exception of the sale of shares of Common Stock on April 17, 2001, which were sold under a registration statement on Form S-3, the shares were sold in "brokers' transactions" pursuant to Rule 144 under the Securities Act of 1933. Except for such sales, neither Canon nor any of the persons listed in Exhibit A hereto effected any transactions in Common Stock in the past 60 days.

     (d) No person other than Canon has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the shares of Common Stock beneficially owned by Canon.

     (e) Canon ceased to be the beneficial owner of more than 5% of the outstanding shares of Common Stock on May 15, 2001.

Item 7.  Material to be Filed as Exhibits

     The response set forth in Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     Exhibit A - Information concerning executive officers and directors of Canon (name, business address and present principal occupation or employment of each);

     Exhibit B - Registration Rights Agreement; and

     Exhibit C - Information concerning sales of shares of Common Stock by Canon for the past 60 days (date, amount of shares and share price).


           [The remainder of this page is intentionally left blank.]

CUSIP No. 292659109                  13D                       Page 5 of 8 Pages



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief , I certify that the information set forth in this statement is true, complete and correct.

Date: May 29, 2001                     CANON INC.





                                       By:   /s/  Toshizo Tanaka
                                             -----------------------------------
                                             Toshizo Tanaka, Senior Managing
                                             Director and Group
                                             Executive of Finance & Accounting
                                             Headquarters

CUSIP No. 292659109                  13D                       Page 6 of 8 Pages


                                    EXHIBIT A

                         INFORMATION CONCERNING CANON'S

                        EXECUTIVE OFFICERS AND DIRECTORS

--------------------------------------------------------------------------------------------------------------------
                     Business in Charge or
      Position          Main Occupation                   Name                       Business Address
--------------------------------------------------------------------------------------------------------------------
President & C.E.O.                               Fujio Mitarai          30-2 Shimomaruko, 3-chome, Ohta-ku, Tokyo
                                                                        146-8501 Japan
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
                     Group Executive of
Senior Managing      Technology Management                              30-2 Shimomaruko, 3-chome, Ohta-ku, Tokyo
Director             Headquarters                Ichiro Endo            146-8501 Japan
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
                     Chief of Global Marketing
                     Promotion Committee; Group
                     Executive of Human
Senior Managing      Resources Management &                             30-2 Shimomaruko, 3-chome, Ohta-ku, Tokyo
Director             Organization Headquarters   Yukio Yamashita        146-8501 Japan
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
Senior Managing      Group Executive of Finance                         30-2 Shimomaruko, 3-chome, Ohta-ku, Tokyo
Director             & Accounting Headquarters   Toshizo Tanaka         146-8501 Japan
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
                     Group Executive of
                     Internet Business                                  30-2 Shimomaruko, 3-chome, Ohta-ku, Tokyo
Managing Director    Development Headquarters    Takashi Saito          146-8501 Japan
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
                     Chief of Global
                     Environmental Promotion
                     Committee; Group Executive
                     of Production Management                           30-2 Shimomaruko, 3-chome, Ohta-ku, Tokyo
Managing Director    Headquarters                Yusuke Emura           146-8501 Japan
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
                     President of Canon U.S.A.,                         One Canon Plaza, Lake Success, NY 11042,
Managing Director    Inc.                        Kinya Uchida           U.S.A.
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
                     Chief Executive of Optical
                     Products Operations; Chief
                     of Digital Industry                                20-2, Kiyohara-Kogyodanchi,
Managing Director    Business Promotion          Akira Tajima           Utsunomiya-shi, Tochigi 321-3292, Japan
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------

CUSIP No. 292659109                  13D                       Page 7 of 8 Pages

--------------------------------------------------------------------------------------------------------------------
                     Business in Charge or
      Position          Main Occupation                   Name                       Business Address
--------------------------------------------------------------------------------------------------------------------
                     Chief of Global Legal
                     Affairs; Group Executive
                     of Corporate Intellectual
                     Property and Legal                                 30-2 Shimomaruko, 3-chome, Ohta-ku, Tokyo
Managing Director    Headquarters                Nobuyoshi Tanaka       146-8501 Japan
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
                     Chief Executive of Image
                     Communication Products                             30-2 Shimomaruko, 3-chome, Ohta-ku, Tokyo
Managing Director    Operations                  Tsuneji Uchida         146-8501 Japan
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
                     Chief Executive of
                     Peripheral Products                                30-2 Shimomaruko, 3-chome, Ohta-ku, Tokyo
Managing Director    Operations                  Junji Ichikawa         146-8501 Japan
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
                     President of Canon Europa
                     N.V.; President of Canon                           Bovenkerkerweg 59-61 1185 XB Amstelveen,
Managing Director    Europe Ltd.                 Hajime Tsuruoka        The Netherlands
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
                     Executive V.P. of Canon                            One Canon Plaza, Lake Success, NY 11042,
Director             U.S.A., Inc.                Toru Takahashi         U.S.A.
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
                     Group Executive of New                             30-2 Shimomaruko, 3-chome, Ohta-ku, Tokyo
Director             Business Headquarters       Muneo Adachi           146-8501 Japan
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
                     Chief Executive of i                               30-2 Shimomaruko, 3-chome, Ohta-ku, Tokyo
Director             Priner Products Operations  Teruomi Takahashi      146-8501 Japan
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
                     Group Executive of Core
                     Technology Development
                     Headquarters; Group
                     Executive of Display                               30-2 Shimomaruko, 3-chome, Ohta-ku, Tokyo
Director             Development Headquarters    Hironori Yamamoto      146-8501 Japan
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
                     Group Executive of General
                     Affairs Headquarters;
                     Group Executive of
                     Information &
                     Communication Systems                              30-2 Shimomaruko, 3-chome, Ohta-ku, Tokyo
Director             Headquarters                Akiyoshi Moroe         146-8501 Japan
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
                     Group Executive of
                     Corporate Strategy &                               30-2 Shimomaruko, 3-chome, Ohta-ku, Tokyo
Director             Development Headquarters    Kunio Watanabe         146-8501 Japan
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
                     Chief Executive of Office                          30-2 Shimomaruko, 3-chome, Ohta-ku, Tokyo
Director             Imaging Products Operations Ikuo Soma              146-8501 Japan
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------

CUSIP No. 292659109                  13D                       Page 8 of 8 Pages

--------------------------------------------------------------------------------------------------------------------
                     Business in Charge or
      Position          Main Occupation                   Name                       Business Address
--------------------------------------------------------------------------------------------------------------------
Director             President of Canon          Yoroku Adachi          9/F, The Hong Kong Club Building, 3A
                     HongKong Co., Ltd.                                 Charter Road, Central, Hong Kong
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
Director             Chief Executive of          Yasuo Mitsuhashi       30-2 Shimomaruko, 3-chome, Ohta-ku, Tokyo
                     Chemical Products
                     Operations                                         146-8501 Japan
--------------------------------------------------------------------------------------------------------------------

                                   EXHIBIT C

-------------------------------------------------------------------------------------------
             Date                   Number of Shares            Price per Share (US$)
===========================================================================================
                     4/17/2001                       3,500                           24.50
-------------------------------------------------------------------------------------------
                     4/18/2001                      10,000                           24.51
-------------------------------------------------------------------------------------------
                     4/19/2001                      10,000                           24.83
-------------------------------------------------------------------------------------------
                     4/20/2001                      10,000                           24.92
-------------------------------------------------------------------------------------------
                     4/23/2001                      10,000                           24.55
-------------------------------------------------------------------------------------------
                     4/24/2001                      10,000                           24.65
-------------------------------------------------------------------------------------------
                     4/25/2001                      10,000                           24.63
-------------------------------------------------------------------------------------------
                     4/26/2001                      10,000                           24.60
-------------------------------------------------------------------------------------------
                      5/7/2001                         500                           28.45
-------------------------------------------------------------------------------------------
                      5/8/2001                      10,000                           27.37
-------------------------------------------------------------------------------------------
                      5/9/2001                      10,000                           27.29
-------------------------------------------------------------------------------------------
                     5/10/2001                      10,000                           27.78
-------------------------------------------------------------------------------------------
                     5/11/2001                      10,000                           27.14
-------------------------------------------------------------------------------------------
                     5/14/2001                      10,000                           27.22
-------------------------------------------------------------------------------------------
                     5/15/2001                      10,000                           27.60
-------------------------------------------------------------------------------------------
                     5/16/2001                      10,000                           27.23
-------------------------------------------------------------------------------------------
                     5/17/2001                      10,000                           28.70
-------------------------------------------------------------------------------------------
                     5/18/2001                      10,000                           31.71
-------------------------------------------------------------------------------------------
                     5/21/2001                      10,000                           32.04
-------------------------------------------------------------------------------------------
                     5/22/2001                      10,000                           32.19
-------------------------------------------------------------------------------------------
                     5/23/2001                      10,000                           31.32
-------------------------------------------------------------------------------------------
                     5/24/2001                      10,000                           31.31
-------------------------------------------------------------------------------------------
                     5/25/2001                      10,000                           32.20
-------------------------------------------------------------------------------------------